UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 36)*

INDEPENDENCE HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
(CUSIP Number of Class of Securities)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
GENEVE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,145,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,145,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,145,226*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
A portion of these shares of Common Stock is also reported as beneficially owned by Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp.  See Item 5 of this Schedule 13D.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
ARGENT INVESTORS MANAGEMENT CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,980,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,980,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of this Schedule 13D.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
SIC SECURITIES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,610,859

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,610,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,610,859*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of this Schedule 13D.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
SMH ASSOCIATES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,554,367

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,554,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,554,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc. See Item 5 of this Schedule 13D.

Explanatory Note:

This Amendment No. 36 (“Amendment”) to the initial Statement on Schedule 13D, filed on February 8, 1980, as amended prior to the date hereof (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $1.00 per share, of Independence Holding Company, a Delaware corporation.  This Amendment is filed by Geneve Holdings, Inc. (“GHI”), Argent Investors Management Corporation (“ARGENT”), SIC Securities Corp. (“SIC”) and SMH Associates Corp. (“SMHAC”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”.  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 1.  Security and Issuer.

Item 1 of the Statement is hereby amended and restated as follows:

“This Statement on Schedule 13D relates to the shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Independence Holding Company, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are at 96 Cummings Point Road, Stamford, CT 06902.”

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

“This Statement on Schedule 13D is being filed by a group consisting of the following entities: GHI, a Delaware corporation with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; ARGENT, a New York corporation with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; SIC, a Delaware corporation with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; and SMHAC, a Delaware corporation with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902.  ARGENT, SIC, and SMHAC are corporations engaged principally in holding investments, and are indirect wholly-owned subsidiaries of GHI.  GHI is a financial services holding company.  By virtue of her direct or indirect holdings of capital stock of GHI, Mrs. Barbara Netter may be deemed to be a controlling person of GHI and therefore a controlling person of the other Reporting Persons.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this Item 2), of each executive officer and director of each of the Reporting Persons are set forth in Exhibit B and are hereby incorporated herein by reference.  All such persons are United States citizens.

During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of the Reporting Persons or their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

“The purchase price for the shares of Common Stock purchased pursuant to the transactions described in Item 5 of this Statement on Schedule 13D was paid from the working capital of the Reporting Persons.”

Item 4.  Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated to read as follows:

“As a result of an internal restructuring, shares of the Issuer’s Common Stock are held by ARGENT, SIC and SMHAC.  The Reporting Persons now beneficially own, in the aggregate, 62.5% of the outstanding shares of Common Stock as of the date of the most recently available information to the Reporting Persons.

Although the Reporting Persons are filing this Amendment as a "group" for purposes of the Federal securities laws, each Reporting Person has acted independently in determining to make its investment in the Common Stock.

On July 14, 2021, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Independence Capital Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Seller”), and Horace Mann Educators Corporation, a Delaware corporation (“Buyer”).  Pursuant to the Purchase Agreement, Seller agreed to sell to Buyer all of the issued and outstanding capital stock of Madison National Life Insurance Company, Inc., an insurance company organized under the laws of the State of Wisconsin (“MNL”), and an indirect wholly-owned subsidiary of the Issuer, on the terms and subject to the conditions set forth in the Purchase Agreement. The Purchase Agreement provides that the Issuer will seek the approval of the transactions contemplated by the Purchase Agreement by its stockholders via written consent in lieu of a special meeting of the Issuer’s stockholders.

On July 14, 2021, each of ARGENT, SICS and SMHAC agreed to execute and deliver a written consent in lieu of a special meeting of the stockholders of the Issuer approving the transactions contemplated by the Purchase Agreement.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated to read as follows:

“(a)-(b) The aggregate percentage of the shares of Common Stock reported owned by each of the Reporting Persons is based upon the total number of shares of Common Stock outstanding as of the date of the most recently available information to the Reporting Persons.

As of the date of the filing of this Amendment to the Statement on Schedule 13D, GHI, ARGENT, SIC and SMHAC beneficially own 9,145,226, 1,980,000, 3,610,859 and 3,554,367 shares of Common Stock, respectively, constituting 62.5%, 13.5%, 24.7% and 24.3% of the outstanding shares of Common Stock, respectively.

GHI is the indirect controlling stockholder of ARGENT, SIC and SMHAC.  GHI beneficially owns the 9,145,226 shares of Common Stock collectively owned by ARGENT, SIC and SMHAC, representing 62.5% of the shares of Common Stock outstanding.  GHI shares voting and dispositive powers with respect to the 9,145,226 shares of Common Stock collectively owned by ARGENT, SIC and SMHAC.

As the direct controlling stockholder of GHI, and the indirect controlling stockholder of each of ARGENT, SIC and SMHAC, Mrs. Barbara Netter beneficially owns the 9,145,226 shares of Common Stock collectively owned by ARGENT, SIC and SMHAC, representing 62.5% of the shares of Common Stock outstanding.

Steven B. Lapin, an executive officer and director of each of the Reporting Persons, beneficially owns 122,162 shares of Common Stock.  Roy T. K. Thung, an executive officer and director of each of the Reporting Persons, beneficially owns 366,352 shares of Common Stock, of which 199,834 shares of Common Stock are subject to options which are currently exercisable.  Neither Mr. Lapin nor Mr. Thung acquired any shares of Common Stock during the 60-day period prior to the filing of this Amendment to the Schedule.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c)  None of the Reporting Persons acquired any shares of Common Stock during the 60-day period prior to the filing of this Amendment to the Schedule.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)  Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented with the following:

“On July 14, 2021, each of ARGENT, SICS and SMHAC agreed to execute and deliver a written consent in lieu of a special meeting of the stockholders of the Issuer approving the transactions contemplated by the Purchase Agreement.”

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by substituting the following exhibits for the existing exhibit in the Statement:

Exhibit A	Joint Filing Agreement, dated July 15, 2021, among Geneve Holdings, Inc., Argent Investors Management Corporation, SIC Securities Corp., and SMH Associates Corp.
Exhibit B	Directors and Executive Officers of the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE HOLDINGS, INC.

	By:	/s/Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

SIC SECURITIES CORP.

	By:	/s/Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

	By:	/s/Steven B. Lapin
Steven B. Lapin
President

ARGENT INVESTORS MANAGEMENT CORPORATION

	By:	/s/Steven B. Lapin
Steven B. Lapin
Chairman and President

July 15, 2021